FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 7, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CALENDAR OF CORPORATE EVENTS

Company Name	BRF – Brasil Foods S.A.
Head Office Address	Rua Jorge Tzachel, 475 – Bairro Fazenda 88301-140 – Itajaí - SC - Brazil
Website	www.brasilfoods.com
Investor Relations Director	Name: Leopoldo Saboya
E-mail: acoes@brasilfoods.com
Telephone(s): (5511) 2322-5061 / 5052 / 5050 / 5048 / 5051
Fax: (5511) 2322-5740
Investor Relation Manager	Name: Edina Biava
E-mail: acoes@brasilfoods.com
Telephone(s): (5511) 2322-5061 / 5052 / 5050 / 5048 / 5051
Fax: (5511) 2322-5740
Newspapers (and place) in which the company releases its corporate actions	Valor Econômico – São Paulo Diário Oficial do Estado – Santa Catarina Diário Catarinense – Santa Catarina

Annual Financial Statements and Consolidated Financial Statements, related to the period ended on December 31, 2011.
EVENT	DATE
Release to Shareholders	03/22/2012
Publication in the newspaper	03/23/2012
Sending to BOVESPA	03/22/2012

Standardized Financial Statements – DFP, related to the period ended on December 31, 2011.
EVENT	DATE
Sending to BOVESPA	03/22/2012

Annual Financial Statements in international standards related to the period ended on December 31, 2011.
EVENT	DATE
Sending to BOVESPA	03/22/2012

Payment of dividends/interest on company capital related to the period ended on December 31, 2011.
Payment	Event-Date	Amount (R$)	Value in R$/share	Payment
			ON
Interest on shareholders equity	EMBD – Jun 17, 2011	292,343,997.00	0.33591469	08/29/2011
Interest on shareholders equity	EMBD – Dec 15, 2011	339,790,000.00	0.39080857	02/15/2012

Payment of dividends/interest on company capital related to the period ended on December 31, 2012.
Payment	Event-Date	Amount (R$)	Value in R$/share	Payment
			ON
Interest on shareholders equity	EMBD – Jun 18, 2012*	100,000,000.00	0.11501051	beginning on 08/15/2012

*Related to 1st half 2012.

Formulário de Referência related to the period in course (12/31/2012)
EVENT	DATE
Sending to BOVESPA	05/30/2012

Quarterly Information – ITR – Portuguese

EVENT	DATE
Sending to BOVESPA
Related to 1st quarter	04/27/2012
Related to 2nd quarter	08/13/2012
Related to 3rd quarter	11/12/2012

Quarterly Information in English

EVENT	DATE
Sending to SEC
Related to 1st quarter	04/27/2012
Related to 2nd quarter	08/13/2012
Related to 3rd quarter	11/12/2012

Ordinary General Meeting

EVENT	DATE
Publication of Call for Meeting	03/23/2012
Sending of Call for Meeting to BOVESPA	03/22/2012
Sending of Proposal to BOVESPA	03/23/2012
Date of Ordinary General Meeting	04/24/2012
Sending of the main decisions of the Ordinary General Meeting to BOVESPA	04/24/2012
Sending of the minutes of Ordinary General Meeting to BOVESPA	04/24/2012

Extraordinary General Meeting Scheduled

EVENT	DATE
Publication of Call for Meeting	03/23/2012
Sending of Call for Meeting to BOVESPA	03/22/2012
Sending of Proposal to BOVESPA	03/23/2012
Date of Extraordinary General Meeting	04/24/2012
Sending of the main decisions of the Extraordinary General Meeting to BOVESPA	04/24/2012
Sending of the minutes of Extraordinary General Meeting to BOVESPA	04/24/2012

Publication of Call for Meeting	05/08/2012
Sending of Call for Meeting to BOVESPA	05/07/2012
Sending of Proposal to BOVESPA	05/07/2012
Date of Extraordinary General Meeting	05/23/2012
Sending of the main decisions of the Extraordinary General Meeting to BOVESPA	05/23/2012
Sending of the minutes of Extraordinary General Meeting to BOVESPA	05/23/2012

Analyst Meeting

EVENT	DATE
Date of Analyst Meeting, open to other interested parties	08/14/2012
Date of Analyst Meeting, open to other interested parties	11/13/2012
Date of Analyst Meeting, open to other interested parties – APIMEC SUL – Hotel Holiday Inn, Av. Carlos Gomes, 565, Porto Alegre, RS	11/19/2012
Date of Analyst Meeting, open to other interested parties – APIMEC MG – Hotel Mercure, Av. do Contorno, 7315, Lourde, BH	11/20/2012

Conference Call

EVENT	DATE
Conference Call 2011 Results.	03/23/2012
Conference Call 1Q12Results.	04/30/2012
Conference Call 2Q12 Results.	08/14/2012
Conference Call 3Q12 Results.	11/13/2012

Board Meetings already scheduled

EVENT	DATE
Monthly	Monthly

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 7, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director